Filed Pursuant to Rule 424(b)(3)
Registration No. 333-273163
EQT EXETER REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 13 DATED FEBRUARY 28, 2025
TO THE PROSPECTUS DATED APRIL 19, 2024
This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of EQT Exeter Real Estate Income Trust, Inc. dated April 19, 2024, as supplemented by Supplement No. 8 dated October 23, 2024, Supplement No. 9 dated November 15, 2024, Supplement No. 10 dated December 17, 2024, Supplement No. 11 dated January 15, 2025 and Supplement No. 12 dated February 18, 2025 (as supplemented, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to EQT Exeter Real Estate Income Trust, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.
The purpose of this Supplement is as follows:
•to disclose amendments to our advisory agreement.
Amendment of Advisory Agreement
On February 27, 2025, we, the Operating Partnership and our Adviser entered into an amendment (the “Amendment”) to the Amended and Restated Advisory Agreement, dated March 19, 2024, as renewed and extended by the Renewal Agreement of Amended and Restated Advisory Agreement, dated July 31, 2024 (collectively, the “Advisory Agreement”).
Under the Advisory Agreement, our Adviser agreed to advance all of our organization and offering expenses on our behalf (excluding upfront selling commissions, dealer manager fees and distribution fees) through March 19, 2025, the first anniversary of the date on which we broke escrow in this offering. We were to reimburse our Adviser for all such advanced expenses ratably over the 60 months following March 19, 2025. In addition, our Adviser agreed to advance on our behalf certain of our general and administrative expenses through the earlier of (a) the first date that the aggregate net asset value (“NAV”) of our outstanding shares of common stock, along with the Operating Partnership units held by parties other than us, reaches $500 million and (b) March 19, 2025, the first anniversary of the date on which we broke escrow in this offering, at which point we were to reimburse our Adviser for all such advanced expenses ratably over the 60 months following such date.
The Amendment extends the period over which our Adviser will advance such expenses and makes a corresponding adjustment to our obligation to reimburse such advanced expenses. Pursuant to the Amendment, our Adviser will advance the organization and offering expenses described above through March 19, 2026, the second anniversary of the date on which we broke escrow in this offering, at which point we will reimburse our Adviser for all such expenses ratably over the 60 months following March 19, 2026. In addition, under the Amendment, our Adviser will advance on our behalf certain of our general and administrative expenses through the earlier of (a) the first date that the aggregate NAV of our outstanding shares of common stock, along with Operating Partnership units held by parties other than us, reaches $1.0 billion and (b) March 19, 2026, the second anniversary of the date on which we broke escrow in this offering, at which point we will reimburse our Adviser for all such advanced expenses ratably over the 60 months following such date.